Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

15th March 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transactions of Persons Discharging Managerial Responsibilities

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority ("FSA") in the United Kingdom, notifications have been made to the FSA on behalf of JMH of the following share transactions in JMH of its Persons Discharging Managerial Responsibilities:-

Name of Individual	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Adam Keswick	Grant of Options	15th March 2007	+100,000 (options)	US$21.70
Ben Keswick	Grant of Options	15th March 2007	+100,000 (options)	US$21.70
Y K Pang	Grant of Options	15th March 2007	+100,000 (options)	US$21.70
James Riley	Grant of Options	15th March 2007	+100,000 (options)	US$21.70

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary